UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A/A
(Amendment No.1)
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) or (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
STEWART ENTERPRISES, INC.
(Exact name of registrant as specified in its charter)

Louisiana (State or other jurisdiction of incorporation)	72-0693290 (IRS Employer Identification No.)
1333 South Clearview Parkway
Jefferson, Louisiana 70121
(Address of principal executive offices) (Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Class A Common Stock, No Par Value	The NASDAQ Stock Market LLC
     If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑
     If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
Securities to be registered pursuant to section 12(g) of the Act:
None

     This Amendment No. 1 (this “Amendment”) amends the Form 8-A filed on September 5, 1991 (the “Form 8-A”) by Stewart Enterprises, Inc. (the “Company”). This Amendment is being filed to update the Company’s “Description of Capital Stock,” incorporated by reference in the Form 8-A from the Company’s Registration Statement on Form S-1, Registration No. 33-42336.
Item 1. Description of Registrant’s Securities to be Registered.
DESCRIPTION OF CAPITAL STOCK
General
     Our articles of incorporation authorize us to issue up to 150 million shares of Class A common stock, no par value per share, 5 million shares of Class B common stock, no par value per share and 5 million shares of preferred stock, $1.00 par value per share.
     Our Class A and Class B common stock are substantially identical, except that holders of Class A common stock are entitled to one vote per share, and holders of Class B common stock are entitled to ten votes per share. Each share of Class B common stock is automatically converted into one share of Class A common stock upon transfer to persons other than “permitted transferees” of Frank B. Stewart, Jr., as defined in our articles of incorporation.
     The description of our capital stock is qualified in its entirety by reference to our articles of incorporation, bylaws and Rights Agreement (as defined below), which have been filed with the Securities and Exchange Commission, and to the relevant provisions of the Louisiana Business Corporation Law (“LBCL”).
Class A and Class B Common Stock
     Voting Rights. With respect to all matters submitted to a vote of our shareholders, the record holders of Class A common stock have one vote per share and the record holders of Class B common stock have ten votes per share. Except in limited circumstances, the holders of the Class A and Class B common stock vote together as a single class.
     Our articles of incorporation do not provide for cumulative voting in the election of directors. Our directors are elected by plurality vote. Accordingly, the holders of more than 50% of the total voting power can, if they choose to, elect all of our directors. Additionally, the LBCL requires the affirmative vote of two-thirds of the voting power present to approve certain major transactions, such as mergers and sales of all or substantially all of our assets, and any amendments to our articles of incorporation.
     Dividend and Liquidation Rights. Subject to the rights of the holders of any outstanding shares of preferred stock, holders of Class A and Class B common stock may receive such dividends, in cash, securities or property, as may from time to time be declared by our board of directors. No such dividends or distributions may be paid unless the holders of both classes receive the same per share dividend, as if such classes constituted a single class. In the case of dividends payable in shares of Class A and Class B common stock, or stock splits or subdivisions involving such stock, holders of each such class are entitled to receive only shares of the class held by them.
     In the event of a voluntary or involuntary liquidation, dissolution, or winding up of our company, prior to any distributions to the holders of our Class A and Class B common stock, the holders of preferred stock will receive any payments to which they are entitled. Subsequent to those payments, the holders of our Class A and Class B common stock will share ratably, according to the number of shares held by them, in our remaining assets, if any.
     Other Rights. Shares of our Class A and Class B common stock are not redeemable and have no subscription, conversion (except as described below) or preemptive rights. The outstanding shares of Class A and Class B common stock are duly authorized and issued, fully paid and non-assessable.
     Transferability and Convertibility. The Class A common stock is freely transferable, subject to applicable securities laws. The transfer of Class B common stock is prohibited by our articles of incorporation unless such stock is transferred to a “permitted transferee.” A permitted transferee is defined in our articles of incorporation to include, among others, the spouse, lineal descendants and executor of any authorized holder of Class B common stock.
     Our articles of incorporation provide that each share of Class B common stock is convertible at any time at the option of the record holder into one share of Class A common stock. A shareholder wishing to sell Class B common stock may convert the Class B common stock into Class A common stock and sell the shares of Class A common stock. Upon transfer to any person other than a permitted transferee, shares of Class B common stock will be converted automatically into an equal number of shares of Class A common stock. When converted, shares of Class B common stock will be canceled and may not be reissued. Our articles of incorporation prohibit any additional issuances of Class B common stock, except in connection with divisions, splits or dividends of such stock made on a pro rata basis with the Class A common stock.
Transfer Agent
     The transfer agent and registrar for our Class A Common Stock is Mellon Investor Services, LLC.
Preferred Stock
     Our articles of incorporation authorize us to issue up to 5 million shares of preferred stock. As described below, in connection with the adoption of a Rights Agreement, the board has designated a series of 1.5 million shares of Series A Participating Cumulative Preferred Stock. Our board of directors may at any time issue one or more series of preferred stock, determine the designation and size of any such series, and establish the rights and preferences of the shares of any series, as compared with the Class A common stock, the Class B common stock and any other series of preferred stock then outstanding, including dividend, conversion, redemption and liquidation rights.

Series A Participating Cumulative Preferred Stock
     On October 28, 1999, our Board of Directors declared a dividend of one preferred stock purchase right (a “Right”) for each outstanding share of Class A and Class B common stock (for purposes of this section the “Common Stock”). The dividend was paid on November 3, 1999 to shareholders of record on October 28, 1999 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Participating Cumulative Preferred Stock, no par value (the “Series A Participating Preferred Stock”), of the Company at a price of $24.00 per one one-hundredth of a share (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of October 28, 1999 (the “Rights Agreement”) between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the “Rights Agent”).
     Subject to certain exceptions, until the earlier to occur of (1) 10 days following a public announcement that a person or group of affiliated or associated persons other than Frank Stewart, Jr., the Chairman of the Board of the Company, and certain persons related to him (an “Acquiring Person”), have acquired beneficial ownership of 15% or more of the outstanding Common Stock, or (2) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Stock (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate.
     The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates representing Common Stock outstanding as of the Record Date, even without such notation, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.
     The Rights are not exercisable until the Distribution Date. The Rights will expire on October 28, 2009 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.
     The Purchase Price payable, and the number of shares of Series A Participating Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (1) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Participating Preferred Stock, (2) upon the grant to holders of the Series A Participating Preferred Stock of certain rights or warrants to subscribe for or purchase Series A Participating Preferred Stock at a price, or securities convertible into Series A Participating Preferred Stock with a conversion price, less than the then-current market price of the Series A Participating Preferred Stock or (3) upon the distribution to holders of the Series A Participating Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in shares of Series A Participating Preferred Stock) or of subscription rights or warrants (other than those referred to above).
     The number of outstanding Rights and the number of one one-hundredths of a share of Series A Participating Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.
     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Series A Participating Preferred Stock will be issued (other than fractions that are integral multiples of one one-hundredth of a share of Series A Participating Preferred Stock, which may, at the election of the Company, be evidenced by depository receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Participating Preferred Stock on the last trading day prior to the date of exercise.
     Series A Participating Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Participating Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1.00 but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Series A Participating Preferred Stock will be entitled to a minimum preferential liquidation payment of $0.01 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each share of Series A Participating Preferred Stock will have 100 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each share of Series A Participating Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.
     Because of the nature of the Series A Participating Preferred Stock’s dividend, liquidation and voting rights, the value of the one one-hundredth of a share of Series A Participating Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.
     At any time after any person or group becomes an Acquiring Person, each holder of a Right (other than the Acquiring Person) will thereafter have the right to exercise the Right to purchase, in lieu of Series A Participating Preferred Stock, Common Stock having a market value, at the time such person or group became an Acquiring Person, equal to two times the Purchase Price of the Right.
     In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right (other than the Acquiring Person) will thereafter have the right to receive, upon the exercise thereof at the then-current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the Purchase Price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value at the time of such occurrence of two times the Purchase Price of the Right.
     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of Series A Participating Preferred Stock, per Right (subject to adjustment).
     At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding Common Stock, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.
     The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower the thresholds described above, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights.
     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.
     As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock so that all such shares will have Rights attached.

Certain Provisions of the Articles of Incorporation and Bylaws
     Effects of Authorized but Unissued Class A Common Stock and Undesignated Preferred Stock. One of the effects of the existence of authorized but unissued Class A common stock and undesignated preferred stock may be to enable our board of directors to make more difficult or to discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of management. If, in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal was not in our best interest, such shares could be issued by the board of directors without shareholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent shareholder group, by putting a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.
     Advance Notice of Intention to Nominate a Director. The articles of incorporation and bylaws permit a shareholder to nominate a person for election as a director only if written notice of such shareholder’s intent to make a nomination has been given to the Secretary of the Company not less than 45 days or more than 90 days prior to an annual meeting. This provision also requires that the notice set forth, among other things, a description of all arrangements or understandings between the nominee and the shareholder pursuant to which the nomination is to be made or the nominee is to be elected and such other information regarding the nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules promulgated under the Securities Exchange Act of 1934, as amended, had the nominee been nominated by the Board of Directors of the Company. Any nomination that fails to comply with these requirements may be disqualified.
     Advance Notice of Shareholder Proposals. Our bylaws permit a shareholder proposal to be presented at a shareholders’ meeting only if prior written notice of the proposal is provided to the company within the time periods and in the manner specified in the bylaws.
     Shareholders’ Right to Call Special Meeting. The articles of incorporation and bylaws provide that a special shareholders’ meeting may be called by a shareholder or group of shareholders holding in the aggregate 25% of our total voting power.
     Action by Unanimous Written Consent. Pursuant to the LBCL, other than at a shareholders’ meeting, our shareholders may only take action by unanimous written consent.
     Removal of Directors; Filling Vacancies on Board of Directors. The articles of incorporation and bylaws provide that any director elected by holders of the Class A and Class B common stock may be removed, with or without cause, by a two-thirds vote of the entire board of directors. In addition, any director or the entire board may be removed, with or without cause, by a vote of the holders of two-thirds of the total voting power held by all holders of voting stock present or represented at a special shareholders’ meeting called for that purpose. The articles of incorporation and bylaws also provide that any vacancies on the board of directors (including any resulting from an increase in the authorized number of directors) may be filled by the affirmative vote of two-thirds of the directors remaining in office, provided that the shareholders shall have the right, at any special meeting called for that purpose prior to such action by the board, to fill the vacancy.
     Adoption and Amendment of By-laws. The articles of incorporation provide that the bylaws may be (1) adopted only by the board of directors and (2) amended or repealed by either the board of directors or the holders of two-thirds of the total voting power present or represented at any shareholders’ meeting called wholly or partly for such purpose.
     Consideration of Tender Offers and Other Extraordinary Transactions. As permitted by the LBCL, the articles of incorporation expressly authorize the board of directors, when considering a tender offer, exchange offer, merger or consolidation, to consider, among other factors, the social and economic effects of the proposal on the company, its subsidiaries and their respective employees, customers, creditors and communities.
     Fair Price Statute. We have expressly opted into Louisiana’s Fair Price Statute. Under the statute, a merger or certain other business combinations involving a beneficial owner of 10% or more of a company’s outstanding shares (an “interested shareholder”) must be recommended by the board of directors and approved by both (1) 80% of the company’s total voting power and (2) two-thirds of the company’s total voting power, excluding the shares held by the interested shareholder. These approval requirements do not apply if (1) the business combination is approved by the board of directors before the interested shareholder first obtains that status or (2) the business combination satisfies certain minimum price, form of consideration and procedural requirements. The statute is intended to deter the use of “two-tier” or “front-end loaded” tender offers in which an acquirer obtains a controlling interest in a company at a premium price and subsequently seeks to acquire the remaining shares at a lower price or for a less attractive form of consideration; however, it may have the effect of deterring some takeover proposals the company’s shareholders could find desirable.
     Control Share Acquisition Statute. Pursuant to our bylaws, we have expressly waived the application of the Louisiana Control Share Acquisition Statute. We could opt into the statute by amending our bylaws. Under the statute, if (1) a person or group (an “acquirer”) acquires shares of a publicly-traded Louisiana corporation, and (2) that acquisition causes the acquirer to have the power to vote shares in an election of directors in excess of 20%, 33-1/3% and 50% thresholds (each threshold producing “control shares”), those control shares will only have such voting power as may be accorded to them by a majority shareholder vote that excludes the vote of “interested shares.” Interested shares generally include shares held by the acquirer and the company’s officers and employee-directors.
     Limitation of Liability of Directors and Officers. Our articles of incorporation provide that no director or officer will be liable to the company or our shareholders for monetary damages for breach of fiduciary duty as a director or officer, except to the extent required by the LBCL. The vote of holders of at least 80% of the total voting power is required to amend or repeal this provision. The effect of this provision is to eliminate our rights and our shareholder’s rights to recover monetary damages against a director or officer for breach of a fiduciary duty of care. The provision does not eliminate or limit our right, or the right of a shareholder, to seek non-monetary relief, such as an injunction or rescission. Our bylaws require us to indemnify our directors and officers to the fullest extent permitted by law.
Item 2. Exhibits.

1.	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s quarterly report on Form 10-Q for the period ended April 30, 2006 (filed June 9, 2006)).

2.	By-laws (incorporated by reference to Exhibit 3.2 to the Company’s quarterly report on Form 10-Q for the period ended April 30, 2006 (filed June 9, 2006)).

3.	Specimen Class A Common Stock Certificate.*

4.	Rights Agreement, dated as of October 28, 1999, between Stewart Enterprises, Inc. and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (incorporated by reference to Exhibit No. 1 to the Company’s Form 8-A, filed November 4, 1999).

5.	Forms of Rights Certificate, Assignment, and Election to Purchase, included in Exhibit B to the Rights Agreement.

6.	Summary Description of the Shareholder Rights Plan, included in Exhibit C to the Rights Agreement.

*	Filed herewith.

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

STEWART ENTERPRISES, INC.
Date: June 20, 2007	By:	/s/ Angela M. Lacour
Angela M. Lacour
Vice President Corporate Controller Chief Accounting Officer

EXHIBIT INDEX

Exhibit
Number	Description
1.	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s quarterly report on Form 10-Q for the period ended April 30, 2006 (filed June 9, 2006)).

2.	By-laws (incorporated by reference to Exhibit 3.2 to the Company’s quarterly report on Form 10-Q for the period ended April 30, 2006 (filed June 9, 2006)).

3.	Specimen Class A Common Stock Certificate.*

4.	Rights Agreement, dated as of October 28, 1999, between Stewart Enterprises, Inc. and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (incorporated by reference to Exhibit No. 1 to the Company’s Form 8-A, filed November 4, 1999).

5.	Forms of Rights Certificate, Assignment, and Election to Purchase, included in Exhibit B to the Rights Agreement.

6.	Summary Description of the Shareholder Rights Plan, included in Exhibit C to the Rights Agreement.

*	Filed herewith.